Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

November 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Elisabeth Bentzinger

Re:	Mutual Fund & Variable Insurance Trust (“Registrant”) File Nos. 033-11905; 811-05010

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 199 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on September 17, 2019 (Accession No. 0001580642-19-004372) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the registration of Rational/Pier 88 Convertible Securities Fund (the “Fund”), a new series of the Registrant.

As noted in response to Comment 11, and as requested by the SEC staff, the Registrant intends to file an additional post-effective amendment to the Registration Statement relating to the registration of the Fund pursuant to 1933 Act Rule 485(a), which will include the audited financial statements of the predecessor fund, along with revised versions of the Fund’s Prospectus and SAI reflecting the changes made in response to your comments as described in this letter. In terms of timing, the Registrant is seeking to finalize the registration of the Fund as soon as possible so that it can complete the planned reorganization of the predecessor fund into the Fund and commence operation on or about November 30, 2019. The Registrant intends to file a request for acceleration along with the planned Rule 485(a) amendment, so we are hopeful that you and the SEC accounting staff will be able to review this

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response letter and the predecessor fund’s financial statements in a manner that will facilitate the desired timeframe.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus

General

1. Comment:	Please update EDGAR with the ticker symbols for the Fund once assigned.

Response:	The Trust will make the requested change.

Fee Table

2. Comment:	Please include acquired fund fees and expenses (“AFFE”) in the fee table or confirm that AFFE will not exceed 0.01% of the Fund’s average net assets.

Response:	The Trust confirms that the Fund’s AFFE are not expected to exceed 0.01% of the Fund’s average daily net assets. Accordingly, no changes are necessary in response to this comment.

Principal Investment Strategies

3. Comment:	The staff notes that the Fund may invest in convertible securities. If the Fund invests or intends to invest in contingent convertible securities, please add disclosure regarding these securities.

Response:	The Fund currently has no intention of investing in contingent convertible securities. Accordingly, no changes to the Fund’s disclosure are necessary in response to this comment.

4.	Comment: Please disclose the lowest rating in which the Fund may invest and whether the Fund may invest in bonds that are in default as part of its principal investment strategy.

Response:	The Fund will not invest in below-investment grade debt obligations as part of its principal investment strategies. Accordingly, the Trust has revised the first sentence of second paragraph of its principal investment strategy disclosure as follows (deleted text struck through and new text in bold and underlined):

“The Fund will generally invest primarily in investment-grade instruments.~~,but t~~ The Fund may also invest opportunistically in non-rated securities that are considered by the Fund’s portfolio managers to be equivalent to ~~and below~~ investment-grade securities, ~~(also known as “Junk Bonds”)~~ which at times may represent a significant share of the Fund’s overall portfolio.”

5. Comment:	Please disclose any criteria as it relates to duration with respect to the Fund’s investments in fixed income securities.

Response:	The Sub-Advisor does not intend to manage the duration of the Fund’s investments as a principal strategy. Accordingly, the Trust has added the following disclosure in the discussion of the Fund’s principal investment strategies:

“The Fund may invest in securities of any duration (i.e., the sensitivity of a fixed income security’s price to interest rate changes) without limit.”

6. Comment:	The Fund’s principal investment strategy disclosure states the Fund may invest in synthetic convertible securities. In connection with such investments, if the value of derivatives will be counted towards the Fund’s 80% policy to invest in “convertible securities,” please disclose that those instruments will be valued on a mark-to-market basis, rather than using notional value, for purposes of determining compliance with Rule 35d-1.

Response:	The Fund has revised its principal investment strategy disclosure and corresponding risk disclosure to remove references to synthetic convertible securities. If the Fund were to invest in synthetic convertible securities in the future, such instruments would be valued on a mark-to-market basis for purposes of determining compliance with Rule 35d-1.

Principal Investment Risks

7. Comment:	Please note that the Fund’s principal investment risks appear in alphabetical order. Please list these risks in order of how significant each one is with respect to the Fund’s impact on net asset value, yield and total return.

Response:	The Trust has re-ordered the Fund’s principal risks as follows:

“Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to fixed income security risks and conversion value-related equity risk. Convertible securities are similar to other fixed-income securities because they usually pay a fixed interest rate and are obligated to repay principal on a given date in the future. The market value of fixed-income securities tends to decline as interest rates increase. Convertible securities are particularly sensitive to changes in interest rates when their conversion to equity feature is small relative to the interest and principal value of the bond. Convertible issuers may not be able to make principal and interest payments on the bond as they become due. Convertible securities may also be subject to prepayment or redemption risk. If a convertible security is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company's common stock or cash at a time that may be unfavorable to the Fund. Convertible securities have characteristics similar to common stocks especially when their conversion value is greater than the interest and principal value of the bond. When a convertible security’s value is more closely tied to its conversion to stock feature, it is sensitive to the underlying stock's price.

The prices of some convertible securities, such as convertible preferred stock, tend to move more slowly upwards than common stock prices. In an issuer bankruptcy, preferred stock holders are subordinate to the claims of debtholders and may receive little or no recovery.

Equity Securities Risk. The price of common stock in the Fund’s portfolio will fluctuate based on actual or perceived changes in a company’s financial condition and on market and economic conditions. Investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction and global or regional political, economic and banking crises.

Fixed Income Securities Risk. The value of the Fund’s fixed income securities will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the risk that the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the risk that the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. The maturity and effective duration of the Fund’s investment portfolio may vary materially, from time to time, and there is no assurance that the Fund will achieve or maintain any particular target maturity or effective duration of its investment portfolio.

Credit Risk. Credit risk is the risk that an issuer of a security will fail to pay principal and interest in a timely manner, reducing the Fund’s total return. In addition, the credit quality of fixed income securities held by the Fund may be lowered if an issuer's financial condition changes. The issuer of a fixed income security may also default on its obligations. The Fund’s exposure to credit risk may be increased through its investments in high-yield securities, commonly known as “junk” bonds. Credit risk may be substantial for the Fund.

Income Risk. The Fund’s distributions to shareholders may decline when prevailing interest rates fall, when the Fund experiences defaults on debt securities it holds, or when the Fund realizes a loss upon the sale of a debt security.

Market Risk. The value of securities in the Fund’s portfolio will fluctuate and, as a result, the Fund’s share price may decline suddenly or over a sustained period of time. Overall market risks may also affect the value of the Fund. Factors such as economic growth and market conditions, interest rate levels and political events affect the securities markets.

Large Capitalization Company Risk. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

Security Risk. The value of the Fund may decrease in response to the activities and financial prospects of an individual security in the Fund's portfolio.

Prepayment Risk. The Fund may invest in debt securities that may be paid off early when the issuer of a debt security can repay the principal prior to a security’s maturity. If interest rates are falling, the Fund may have to reinvest the unanticipated proceeds at lower interest rates, resulting in a decline in the Fund’s income.

Small and Medium Capitalization Companies. The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Sector Risk. The Fund may focus its investments in securities of a particular sector. Economic, legislative or regulatory developments may occur that significantly affect the sector. This may cause the Fund's net asset value to fluctuate more than that of a fund that does not focus in a particular sector.

The Fund is subject to the following specific sector risks:

Consumer Discretionary Sector Risk. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and may be subject to severe competition.

Consumer Staples Sector Risk. The consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and other factors affecting consumer demand. Tobacco companies, in particular, may be adversely affected by new laws, regulations and litigation. The consumer staples sector may also be adversely affected by changes or trends in commodity prices.

Financials Sector Risk. Companies in the financial sector may be adversely impacted by government regulations, economic conditions, credit rating downgrades, changes in interest rates, decreased liquidity in credit markets, or more stringent capital requirements.

Healthcare Sector Risk. The healthcare sector may be affected by government regulations and government healthcare programs, increases or decreases in the cost of medical products and services and product liability claims. Many healthcare companies are heavily dependent on patent protection, are subject to competitive, and may be thinly capitalized and susceptible to product obsolescence.

Information Technology Sector Risk. Information technology companies face intense competition and may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence. Companies in the information technology sector are heavily dependent on patent and intellectual property rights.

Real Estate Sector Risk. The Fund is subject to the risks of the real estate market as a whole, such as taxation, regulations and economic and political factors that negatively impact the real estate market and the direct ownership of real estate.

Utilities Sector Risk. Deregulation may subject utility companies to greater competition and may adversely affect their profitability. Existing and future regulations or legislation may also affect the profitability of utility companies. Utility companies may have difficulty obtaining an adequate return on invested capital, raising capital, or financing large construction projects; face restrictions on operations and increased cost and delays attributable to environmental considerations and regulation; find that existing plants, equipment or products have been rendered obsolete by technological innovations; or be subject to increased costs because of the scarcity of certain fuels or the effects of man-made or natural disasters. Energy conservation and changes in climate policy may also have a significant adverse impact on utility companies.

Non-Diversification Risk. To the extent that the Fund holds securities of a smaller number of issuers or invests a larger percentage of its assets in a single issuer than would a diversified portfolio, the value of the Fund, as compared to the value of a diversified portfolio, will generally be more volatile and more sensitive to the performance of any one of those issuers and to economic, political, market or regulatory events affecting any one of those issuers.

New Sub-Advisor Risk. The Sub-Advisor has not previously managed a mutual fund. Mutual funds and their advisors are subject to restrictions and limitations imposed by the 1940 Act, as amended, and the Internal Revenue Code that do not apply to the management of other types of individual and institutional accounts. As a result, investors do not have a long-term track record of managing a mutual fund from which to judge the Sub- Advisor and the Sub-Advisor may not achieve the intended result in managing the Fund.

Management Risk. The investment strategies and models employed by the Sub-Advisor in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other similar investment vehicles having similar investment strategies. In addition, the Sub-Advisor’s judgment about the attractiveness, value and potential return of the securities in which the Fund invests may prove to be incorrect and there is no guarantee that the Sub-Advisor’s judgment will produce the desired results.”

8. Comment:	Please consider whether the expected discontinuation of the support that the United Kingdom’s Financial Conduct Authority (the “FCA”) provides to the London Interbank Offered Rate (“LIBOR”) is a principal risk of the Fund. If not, please explain to the staff why. If yes, please included risk disclosure tailored to explain: (i) how the expected discontinuation of the FCA’s support of LIBOR could impact the Fund’s investments, including floating rate notes and other instruments based on LIBOR that do not include fallback provisions that dictate how interest rates will be determined if LIBOR is discontinued and how the discontinuation could impact the liquidity of these instruments; and (ii) how the transition to a successor rate could impact securities that use LIBOR as a reference rate.

Response:	The Trust has determined that the expected discontinuation of the FCA’s support of LIBOR is not a principal risk of the Fund because investing in instruments based on LIBOR, particularly floating rate debt instruments, is not a principal strategy of the Fund. Nevertheless, the Trust has added the following disclosure regarding the discontinuation of LIBOR under the non-principal risk disclosure entitled “Floating Rate Loans Risk”:

“On July 27, 2017, the United Kingdom's Financial Conduct Authority announced its intention to cease sustaining LIBOR after 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the Fund's investments that use or may use a floating rate based on LIBOR cannot yet be determined.”

9. Comment:	Please disclose that duration should not be confused with maturity, and explain that it measures sensitivity to interest rates and not time. To assist with investors’ understanding, please provide an explanation as to how this works. Please disclose that a longer duration tends to result in a greater sensitivity to interest rate changes and how it tends to correlate with heightened volatility and risk.

Response:	In response to this comment, the Trust has revised the disclosure regarding duration risk as follows (additions in bold and underlined):

“Duration Risk. Longer-term securities may be more sensitive to interest rate changes. Given the recent, historically low interest rates and the potential for increases in those rates, a heightened risk is posed by rising interest rates to longer-term fixed income securities. Effective duration estimates price changes for relatively small changes in rates. If rates rise significantly, effective duration may tend to understate the drop in a security’s price. If rates drop significantly, effective duration may tend to overstate the rise in a security’s price. Duration should not be confused with maturity. The maturity of a fixed income security is a measure of the amount of time left until the security “matures” or repays its face value. In contrast, duration measures the price sensitivity of a fixed income security to changes in interest rates rather than the amount of time remaining to maturity. For example, a five year duration means that the fixed income security will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.”

10. Comment:	“Sector Risk” is included as a principal risk; however, there does not appear to be any corresponding disclosure in the principal investment strategy. Please disclose in the principal investment strategy any sectors that the Fund may be concentrated in.

Response:	The Trust notes that the Fund will not concentrate in specific sectors, but may from time to time focus in specific sectors. In response to this comment, the Trust has added the following to the second paragraph under “Principal Investment Strategies”:

“The Fund may invest across various sectors, and at times might have individual positions that in the aggregate result in significant exposures to specific sectors, including technology, healthcare, consumer, financial, utilities, and real estate, among others.”

Also, the Trust has added specific sector risk disclosure to the Fund Summary, as set forth in the response to Comment 7, above.

Performance

11. Comment:	Please include the predecessor fund’s financial statements and final performance figures in a subsequent post-effective amendment filed under Rule 485(a).

Response:	The Trust will include the audited financial statements of the predecessor fund, Lake Como Convertible Bond Fund, L.P., for the fiscal periods ended December 31, 2017 and December 31, 2018, and the predecessor fund’s unaudited financial statements for the period from January 1, 2019 to June 30, 2019 in a subsequent amendment to the Registration Statement under Rule 485(a).

12. Comment:	Please provide the below information supplementally regarding the predecessor fund.

a.	Please describe the background of the predecessor fund. When and why was it created and upon what exclusion from registration under the 1940 Act did it rely?

Response: The predecessor fund was launched in March 2017 at the request of investors in a Sub-Advisor’s privately offered equity fund. The Sub-Advisor’s convertible securities strategy originally launched as a separately managed account in April 2016 at the request of a Sub-Advisor client who had been a convertible bond investor when the Sub-Advisor’s portfolio managers were affiliated with Lord Abbett. The predecessor fund relies on an exemption from registration pursuant to Section 3(c)(7) of the 1940 Act.

b.	Please state whether the predecessor fund’s investment adviser manages other funds materially equivalent to the predecessor fund and, if so, whether those other funds have been converted to registered investment companies. If not, why not?

Response: The predecessor fund’s investment adviser (which is the Sub-Advisor) does not currently manage other funds materially equivalent to the predecessor fund. However, after the predecessor fund has reorganized into the Fund, the Sub-Advisor expects to create a private fund that will be materially equivalent to the predecessor fund going forward. The Sub-Advisor does not expect to convert this other fund into a registered investment company as it will be an institutionally oriented fund exempt from registration pursuant to Section 3(c)(7) of the 1940 Act.

c.	To the extent there are any materially equivalent funds advised by the predecessor fund’s investment adviser that had lower total returns than the predecessor fund, please explain why the predecessor fund was chosen to convert to a registered investment company and not the other materially equivalent funds.

Response: The predecessor fund was the only fund eligible to convert to a registered investment company. The Sub-Advisor also manages a separately managed account for one institutional investor that has a slightly different investment mandate and will remain a separately managed account managed by the Sub-Advisor.

d.	State whether the predecessor fund could have complied with the requirements of Subchapter M of the Internal Revenue Code.

Response: Yes, the predecessor fund could have complied with the requirements of Subchapter M of the Internal Revenue Code.

13. Comment:	Please explain whether the predecessor fund performance information is shown on a gross or net basis, and if net, whether it includes all of the predecessor fund’s actual fees and expenses.

Response:	The predecessor fund performance is shown on a net basis and includes all the predecessor fund’s actual fees and expenses.

14. Comment:	The staff does not consider the Bloomberg Barclays US Convertible TR Index to be a broad-based securities market index indicative of overall stock market; however, it would be appropriate as a secondary index. Please include an appropriate broad-based securities market index.

Response:	In response to this comment, the Trust has designated the S&P 500 Index as the Fund’s primary broad-based securities market index, and has designated the Bloomberg Barclays US Convertible TR Index and the ICE BofAML Investment Grade US Convertible 5% Constrained Index as secondary indices. The Trust has made corresponding changes to the Prospectus.

15. Comment:	Please confirm supplementally that the Fund has the records necessary to support the calculations of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	Yes, the Fund has the records necessary to support the calculations of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Additional Information about the Fund’s Investment Strategies and Related Risks

16. Comment:	We note that the statutory (Item 9) discussion of the Fund’s investment strategies duplicates the disclosure in the summary portion of the Prospectus (Item 4). According to Form N-1A, the disclosure required by Item 4(a) should be a summary of the Item 9 disclosure. It is the staff’s position that repetition of substantially the same or identical information in Item 4 and Item 9 indicates that the Fund did not provide a summary in Item 4 as required by Form N-1A. Please revise the disclosure in light of the staff’s position in this regard.

Response:	The Trust has added the following text to the Item 9 disclosure:

“Investment grade convertible securities offer both yield and capital appreciation attributes. The Sub-Advisor identifies companies with attractive yield and income attributes in addition to potential growth opportunities. Moreover, from a capital appreciation perspective, the Sub-Advisor seeks to identify strategic companies and disruptive innovators, primarily in the smaller and mid-cap growth space, that are growing rapidly or taking share and are deemed strategic to larger industry players.”

17. Comment:	The Prospectus states on page 11 under “Non-Principal Investment Strategy” that the Fund may invest in other investment companies. Please disclose that the Fund will consider its investments in other investment companies when determining compliance with its 80% policy pursuant to Rule 35d-1.

Response:	Yes, the Fund will consider its investments in other investment companies when determining compliance with its 80% policy pursuant to Rule 35d-1. Accordingly, the Trust has added the following to the disclosure under “Non-Principal Investment Strategy”:

“The Fund will consider the securities held by other investment companies in which the Fund invests when determining compliance with its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in convertible securities.”

18. Comment:	We note that the Item 9 risk table preceding the discussion of the Fund’s risks indicates that every risk listed is either principal or non-principal. Please either remove the risks that are not relevant to the Fund or label such risks as not being applicable to the Fund, as risk disclosure that is not relevant to the Fund is not helpful to investors.

Response:	The Trust has reviewed the risk table and made the necessary adjustments.

Statement of Additional Information (“SAI”)

19. Comment:	In connection with the Fund’s non-fundamental 80% policy pursuant to Rule 35d-1, please add disclosure stating that the Fund will consider the investments of the underlying funds when determining compliance with its own investment policy.

Response:	Yes, the Fund will consider the investments of the underlying funds when determining compliance with its own investment policy. Accordingly, the Trust has added the following to the disclosure under “Other Investment Policies”:

“The Fund will consider the securities held by other investment companies in which the Fund invests when determining compliance with this policy.”

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or J. Stephen Feinour, Jr. at (215) 564-8521.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare